

Kevin Shea · 3rd

ECarra

Founder & Chairman ▶ Vision-Centered Leader ▶
Successfully Capitalizing on Market Opportunities to
Increase Profits

Dallas/Fort Worth Area · 60 connections · **Contact info**

Experience

CEO/Founder

ECarra
Aug 2017 – Present · 2 yrs 6 mos
Plano, Texas

I am always looking for different ways to become more innovative and keep up with an ever-evolving society. After months of market research regarding the benefits of electric vehicle ridesharing ECarra was born. That being said, it would require me to conduct a dissertation to cover all of the benefits that electric cars have already had on our society, and that's just the tip of the iceberg.

My partners and I quickly realized carmakers have not been able to keep up with the high demand, but that's a sign consumers are seeing the benefits of electric cars and are …**see more**

Founder

Shea Mobile Temporary Housing
2000 – 2018 · 18 yrs
Dallas/Fort Worth Area

Historically mobile homes tenants have had to live with the stigma attached to that type of housing. Our company set out to provide temporary housing to individuals while ensuring our residents were placed in quality affordable housing.

…**see more**

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